UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 March 17, 2021
Commission File Number: 001-38442

IBEX LIMITED
(Translation of registrant’s name into English)

CRAWFORD HOUSE, 50 CEDAR AVENUE
HAMILTON HM11, BERMUDA
(441) 295-6500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

☒ Form 20-F           ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report contains a copy of the minutes of the 2020/2021 Annual General Meeting of Shareholders of Ibex Limited held on March 11, 2021.

The documents filed as exhibits to this Form 6-K are incorporated by reference as part of this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2021	IBEX LIMITED

	By:	/s/ Christy O’Connor
Name: Christy O’Connor
Title: Chief Legal Officer and Assistant Secretary

INDEX TO EXHIBITS

99.1	Minutes of the 2020/2021 Annual General Meeting of Shareholders of Ibex Limited held on March 11, 2021.